JAMES GRANDOLFO

30/F Alexandra House | 18 Chater Road | Central | Hong Kong

T: +852.2971.4848

jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 31, 2022

Re:	Okada Manila International, Inc.

Registration Statement on Form F-4

Filed February 22, 2022

File No. 333-262897

Dear Mr. Demarest, Mr. Rakip and Ms. Breslin:

On behalf of Okada Manila International, Inc. (the “Company” or “Registrant”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 23, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on February 22, 2022 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) through EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1. The changes reflected in the Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

Material Tax Considerations, page 126

1.

We note that the form of legal opinion you provided as exhibit 8.1 states that counsel expresses no opinion on whether the Merger could be treated as a “reorganization” within the meaning of Section 368 of the Code. Please provide a revised opinion which addresses the material tax aspects of the transactions including the treatment of the transaction under Section 368 of the Code. To the extent there is uncertainty whether the merger would qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes, the legal opinion should clarify the degree of uncertainty regarding this conclusion. Similarly we note the opinion that the Reorganization and the Merger collectively should qualify as a transaction governed by Section 351 of the Code. Please explain why you cannot give a “will” opinion and describe the degree of uncertainty.

U.S. Securities and Exchange Commission
March 31, 2022	Page 2

In response to the Staff’s comment regarding the treatment of the Merger as a “reorganization” within the meaning of Section 368 of the Code, we note that we are unable to express an opinion on whether or not the Merger could be treated as a “reorganization” within the meaning of Section 368 of the Code. As discussed in the text of the Registration Statement under “Certain Material U.S. Federal Income Tax Considerations,” which text constitutes our opinion as noted in our opinion, whether the Merger constitutes a reorganization depends on how the requirement that an acquiring corporation continue a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business would apply in the case of an acquisition of a corporation with only investment-type assets, such as a “special purpose acquisition corporation.” Furthermore, the Internal Revenue Service itself has recently indicated that it continues to consider how this requirement would apply in the case of a “special purpose acquisition corporation.”1 Because of this uncertainty, while we are unable to render an opinion that the Merger would qualify as a “reorganization” within the meaning of Section 368 of the Code, we are also unable to render an opinion that the Merger would not qualify as such a “reorganization.” In order to address the Staff’s concern related to this issue, we have revised our opinion to more clearly reflect this uncertainty and our inability to opine on this issue.

In response to the Staff’s comment regarding the qualification of the Reorganization and the Merger collectively as a transaction governed by Section 351 of the Code, we have revised the legal opinion to reflect our opinion that the transaction “will” qualify as a transaction governed by Section 351 of the Code.

Disclosure of Executive Compensation, page 22

2.

We note your revised disclosure in response to prior comment 20 on page 225 regarding individual disclosure of compensation under Philippine law. Given this, please provide the individual compensation disclosure required by Item 18(a)(7)(ii) of Form F-4 and Item 6.B.1 of Form 20-F.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 227 of the Amendment No. 1.

Audited Financial Statements of 26 Capital, page F-103

3.

Please amend to update the financial statements and related financial information of 26 Capital Acquisition Corp. as of and for the fiscal year ended December 31, 2021; refer to Rule 8-08(b) of Regulation S-X.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-179 to F-202 of the Amendment No. 1.

*        *         *

Please contact the undersigned at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

James Grandolfo

cc:	Byron Yip, Okada Manila International, Inc.

Jason Ader, 26 Capital Acquisition Corp.

Xavier Kowalski, Schulte Roth & Zabel LLP

[1]

See, IRS Mulling Tax-Free Treatment of SPAC Target Transactions available at: https://www.bloomberglaw.com/bloomberglawnews/daily-tax-report/XFIHNTIK000000?bna_news_filter=daily-tax-report#jcite (last visited on March 28, 2022).